FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For period ending August 06, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --







   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons

I give below details of changes in interests in the Ordinary shares and American Depositary Shares (ADSs) of GlaxoSmithKline plc in respect of the under-mentioned Director and Persons Discharging Managerial Responsibility:-

Dr J-P Garnier                Exercise of options on 3 and 6 August 2007 over
                              144,967 and 80,357 ADSs respectively, granted on 13 November 1997, which would have lapsed on 12
                              November 2007, under the SmithKline Beecham
                              Employee Share Option Plan 1991 at a price of
                              $40.54 per ADS.

                              The sale of 144,967 ADSs on 3 August 2007 at an average price of $52.12 per ADS and 80,357 ADSs on 6 August 2007 at an average price of $52.00 per ADS.

                              Following this transaction Dr Garnier's total shareholding in the Company is 505,824 ADSs, which includes 247,016 ADSs that have been earned but deferred under the share programmes operated by the Company. At the price at which the above ADSs were sold, Dr Garnier's holding is equivalent to more than 14 times his annual basic salary.

Mr D Stout                    Exercise of options on 3 August 2007 over 17,525
                              ADSs granted on 30 October 1997, which would have lapsed on 29 October 2007, under the SmithKline
                              Beecham Employee Share Option Plan 1991 at a price of $40.54 per ADS.

                              The sale of 15,240 ADSs on 3 August 2007 at an average price of $51.80 per ADS.

The Company was advised of these transactions on 3 and 6 August 2007.

This notification is in accordance with Disclosure and Transparency Rules 3.1.4R
(1)(a) and 3.1.4R(1)(b).

S M Bicknell
Company Secretary

6 August 2007


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: August 06, 2007                                     By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc